Exhibit 15.1

Board of Directors and Shareholders of
Ultra High Point Holdings Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial statements of Ultra High Point Holdings Limited and its subsidiaries for the six-month periods ended September 30, 2025 and 2024, as indicated in our report dated February 11, 2026; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
March 10, 2026	Certified Public Accountants
PCAOB ID No.1171